Andrew D. Demott, Jr. Sr. Vice President, CFO

May 3, 2005

George F. Ohsiek, Jr.

Division of Corporation Finance

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D. C. 20549

RE:	Superior Uniform Group, Inc.

Form 10-K for the Year Ended December 31, 2004

Commission File No. 1-5869-1

Dear Mr. Ohsiek:

I am in receipt of your comment letter dated May 3, 2005, addressed to Andrew D. Demott, Jr., Chief Financial Officer of Superior Uniform Group, Inc. (“Superior” or the “Company”). We will make the change you requested relative to the classification of cash flows associated with the Company’s prepaid pension costs. We will incorporate this change beginning with our 10-Q for the quarter ended March 31, 2005. As you requested, this response is being submitted in electronic form on EDGAR.

Please feel free to contact me at (727) 803-7135 should you have any additional questions.

Very truly yours,

SUPERIOR UNIFORM GROUP, INC.

/s/ Andrew D. Demott, Jr.
Andrew D. Demott, Jr.
Sr. Vice President & CFO

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10055 Seminole Blvd. ♦ Seminole, FL 33772-2539 ♦ Phone (727) 803-7135 ♦ Fax (727) 803-2641

Website: www.superioruniformgroup.com ♦ e-mail: ademott@sug.biz

An American Stock Exchange Listed Company